JMAX INTERNATIONAL LIMITED

1733-35, 17/F, Gala Place,

56 Dundas Street, Mongkok,

Kowloon, Hong Kong

VIA EDGAR

January 28, 2019

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attention:	Katherine Bagley, Jennifer Lopez-Molina (Staff Attorneys)
Ta Tanisha Meadows, Donna Di Silvio (Staff Accountants)
Mara L. Ransom, Assistant Director – Office of Consumer Products

Re:	JMax International Limited (the “Company”) Registration Statement on Form F-1 Initially Filed May 18, 2018 File No. 333-225028

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JMax International Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m. Eastern Time on January 31, 2019, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Benjamin Tan, Esq. of Sichenzia Ross Ference LLP, the Company’s counsel, at (646) 810-0609, and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Chee Boon Chiew
Name:	Chee Boon Chiew
Title:	Chief Executive Officer